Exhibit 99.54
May 16, 2007
Alberta Securities Commission (via SEDAR)
British Columbia Securities Commission (via SEDAR)
Ontario Securities Commission (via SEDAR)
Dear Sirs:

Re:	Petroflow Energy Ltd.
Mailing of Annual General Meeting Materials
In our capacity as the Agent for Petroflow Energy Ltd., we are pleased to enclose herewith our Affidavit of Mailing with respect to the Annual General Meeting Materials, which were mailed to the shareholders of Petroflow Energy Ltd. the 10th day of May 2007.
We trust this is satisfactory.
Yours truly,
Signed: “Bonnie Steedman”
Bonnie Steedman
Account Manager

cc:	Petroflow Energy Ltd.
Attn: Sarah Twelvetree

Gowling Lafleur Henderson LLP
Attn: Jo-Anne Bund

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF Petroflow Energy Ltd.
OF	)	THE(“CORPORATION”) THE ANNUAL GENERAL MEETING
ALBERTA	)	TO BE HELD ON JUNE 20,2007
I BONNIE STEEDMAN, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:
1.	I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.
2.	ON MAY 10, 2007, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON APRIL 23, 2007, WERE THE REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION, COPIES OF EXHIBITS “A” THROUGH “D AND “F”.
a)	a copy of the 2006 ANNUAL REPORT marked EXHIBIT “A” and identified by me;

b)	a copy of the NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR marked EXHIBIT “B” and identified by me;

c)	a copy of the INSTRUMENT OF PROXY marked EXHIBIT “C” and identified by me;

d)	a copy of the MAIL LIST REQUEST FORM TO THE REGISTERED SHAREHOLDERS marked EXHIBIT “D” and identified by me;

e)	a copy of the MAIL LIST REQUEST FORM TO THE NON-REGISTERED SHAREHOLDERS marked EXHIBIT “E” and identified by me;

f)	a PROXY RETURN ENVELOPE marked EXHIBIT “F” and identified by me;
3.	I FURTHER CONFIRM THAT COPIES OF EXHIBITS “B” THROUGH “C” AND ‘E’ AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON MAY 10, 2007 TO EACH INTERMEDIARY HOLDING COMMON SHARES OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS’ NATIONAL INSTRUMENT 54-101 REGARDING SHAREHOLDER COMMUNICATION.
4.	IN ADDITION, IN ACCORDANCE WITH SECURITIES REGULATIONS, ON MAY 10, 2007, I CAUSED TO BE MAILED, COPIES OF EXHIBIT “A” IN A FIRST CLASS ENVELOPE ADDRESSED TO THE NON-REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION, WHO COMPLETED AND RETURNED A MAIL LIST CARD REQUESTING RECEIPT OF THE ANNUAL FINANCIAL STATEMENTS.
AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF
CALGARY IN THE PROVICE OF ALBERTA
THIS 16th DAY OF MAY 2007.

Signed: “Philip Menard”	Signed: “Bonnie Steedman”

COMMISIONER OF OATHS IN AND FOR	BONNIE STEEDMAN
THE PROVINCE OF ALBERTA
My commission expires on March 4, 2010